UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to
SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Subject Company)

Series C (PDM B-3) of Tender Investors, LLC,
which is managed by
Tender Investors Manager LLC,
whose sole member is
Apex Real Estate Advisors, LLC

(Name of Filing Persons - Offerors)

SHARES OF CLASS B-3 COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

720190 503

(CUSIP Number of Class of Securities)

Brent Donaldson
Series C (PDM B-3) of Tender Investors, LLC,
a Delaware series limited liability company
c/o Tender Investors Manager, LLC
6114 La Salle Ave., #345
Oakland, CA 94611
Tel: 510.619.3636
Fax: 925.403.7967

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee $5,880
$29,400,000

*For purposes of calculating the original filing fee only. In the original filing, the offer was to purchase of 2,100,000 Shares at a purchase price equal to $14.00 per Share in cash.

☒            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,880
Form or Registration:	Schedule TO-T
Number:	005-80150
Filing Party:	Series C (PDM B-3) of Tender Investors, LLC
Date Filed:	August 3, 2010

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

TENDER OFFER

This Amendment No. 5 to the Schedule TO originally filed on August 3, 2010 (the “Original Schedule TO”) by Series C (PDM B-3) of Tender Investors, LLC, a Delaware series limited liability company (the “Purchaser”), as amended by Amendment Nos. 1, 2, 3 and 4 thereto, relates to the amended offer to purchase up to 427,000 shares of Class B-3 common stock of Piedmont Office Realty Trust, Inc., the subject company (the “Amended Offer”), is being filed to report the final results of the Offer.

The Offer expired at 11:59 p.m. Eastern time on November 15, 2010.  On expiration of the Offer, the Purchaser accepted for payment all Shares validly tendered and not withdrawn in accordance with the terms of the Offer.  As of the expiration of the Offer, a total of 873 Shares had been validly tendered in the Offer and not withdrawn.  The Purchaser shall pay promptly for the 873 Shares tendered following confirmation of the Company that such Shares have been transferred to the Purchaser.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2010

SERIES C (PDM B-3) OF TENDER INVESTORS, LLC, A DELAWARE SERIES LIMITED LIABILITY COMPANY By: Tender Investors Manager, LLC Its: Manager

By: Its:	Apex Real Estate Advisors, LLC Manager

/s/Brent R. Donaldson
	By: Its:	Brent Donaldson Managing Principal

TENDER INVESTORS MANAGER, LLC, A DELAWARE LIMITED LIABILITY COMPANY By: Apex Real Estate Advisors, LLC Its: Manager

/s/Brent R. Donaldson
By: Its:	Brent Donaldson Managing Principal

APEX REAL ESTATE ADVISORS, LLC, A DELAWARE LIMITED LIABILITY COMPANY /s/ Brent R. Donaldson By: Brent Donaldson Its: Managing Principal